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                                                                   EXHIBIT 99.1


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "excepts," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of BayCorp and/or Great Bay to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report.

     Ownership of a Single Asset. BayCorp's sole asset is it equity interest in Great Bay. Great Bay owns a single principal asset, a 12.1% joint interest in the Seabrook Nuclear Power Project in Seabrook, New Hampshire. Accordingly, Great Bay's results of operations are completely dependent upon the successful and continued operation of the Seabrook Project. In particular, if the Seabrook Project experiences unscheduled outages of significant duration, Great Bay's results of operations will be materially adversely affected.

     History of Losses; Implementation of Business Strategy. Great Bay has never reported an operating profit for any year since its incorporation. Great Bay's business strategy is to seek purchasers for its share of the Seabrook Project electricity output at prices, either in the short-term market or pursuant to medium or long-term contracts, significantly in excess of the prices currently available in the short-term wholesale electricity market since sales at current short-term rates do not result in sufficient revenue to enable Great Bay to meet its cash requirements for operations, maintenance and capital related costs. Great Bay's ability to obtain such higher prices will depend on regional, national and worldwide energy supply and demand factors which are beyond the control of Great Bay. There can be no assurance that Great Bay ever will be able to sell power at prices that will enable it to meet its cash requirements.

     Liquidity Needs. As of December 31, 1996, Great Bay had approximately $28.8 million in cash and cash equivalents and short-term investments. The Company believes that such cash, together with the anticipated proceeds from the sale of electricity by Great Bay, will be sufficient to enable the Company to meet its cash requirements until the prices at which Great Bay can sell its electricity increase sufficiently to enable the Company to cover its annual cash requirements. However, if the Seabrook Project operated at a capacity factor below historical levels, or if expenses associated with the ownership or operation of the Seabrook Project, including without limitation decommissioning costs, are materially higher than anticipated, or if the prices at which Great Bay is able to sell its share of the Seabrook Project electricity do not increase at the rates and within the time expected by Great Bay, Great Bay or the Company would be required to raise additional capital, either through a debt financing or an equity financing, to meet its ongoing cash requirements. There is no assurance that Great Bay or the Company would be able to raise such capital or that the terms on which any additional capital is available would be acceptable. If additional funds are raised by issuing equity securities, dilution to then existing stockholders will result.

     Changes in Power Sale Contract Terms Available in Wholesale Power
Market. In the past, wholesale sellers of electric power, which typically were regulated electric utilities, frequently entered into medium or long-term power sale contracts providing for prices in excess of the prices available in the short-term market, which includes contracts of one year or less in duration. In recent years, increased competition in the wholesale electric power market, reduced growth in the demand for electricity, low prices in the short-term market and the uncertainty associated with deregulation of the industry have reduced the willingness of wholesale power purchasers to enter into medium or long-term contracts and have reduced the prices obtainable from such contracts.

     Risks in Connection with Joint Ownership of Seabrook Project. Great Bay is required under the Agreement for Joint Ownership, Construction and Operation of New Hampshire Nuclear Units dated May 1, 1973, as amended, by and among Great Bay and the other 10 utility companies who are owners of the Seabrook Project (the "JOA"), to pay its share of Seabrook Unit 1 and Seabrook Unit 2 expenses, including without limitation operations and maintenance expenses, construction and nuclear fuel expenditures and decommissioning costs, regardless of Seabrook Unit 1's operations. Under certain circumstances, a failure by





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Great Bay to make its monthly payments under the JOA entitles certain other joint owners of the Seabrook Project to purchase Great Bay's interest in the Seabrook Project for 75% of the then fair market value thereof.

     In addition, the failure to make monthly payments under the JOA by owners of the Seabrook Project other than Great Bay may have a material adverse effect on Great Bay by requiring Great Bay to pay a greater proportion of the Seabrook Unit 1 and Seabrook Unit 2 expenses in order to preserve the value of its share of the Seabrook Project. In the past, certain of the owners of the Seabrook Project other than Great Bay have not made their full respective payments. The electric utility industry is undergoing significant changes as competition and deregulation are introduced into the marketplace. Some utilities, including certain Participants, have indicated in state regulatory proceedings that they may be forced to seek bankruptcy protection if regulators, as part of the industry restructuring, do not allow for full recovery of stranded costs. On February 28, 1997, the NHPUC issued an order requiring stranded cost recovery to be based on the average market price of electricity in New England, rather than alternative regulatory accounting methods that are more favorable to the Participants. On March 3, 1997, one of the Participants, Northeast Utilities (along with three of its subsidiaries) commenced litigation against the NHPUC involving the issue of proper accounting for stranded cost recovery. If a Participant other than Great Bay were to file for bankruptcy, and such Participant was unable to pay its share of Seabrook Project expenses, Great Bay might be required to pay a greater portion of Seabrook Project expenses. In the past, the filing of bankruptcy by a Participant has not resulted in a failure to pay Seabrook Project expenses or an increase in the percentage of expenses paid by other Participants.

     The Seabrook Project is owned by Great Bay and the other owners thereof as tenants in common, with the various owners holding varying ownership shares. This means that Great Bay, which owns only a 12.1% interest, does not have control of the management of the Seabrook Project. As a result, decisions may be made affecting the Seabrook Project notwithstanding Great Bay's opposition.

     Certain costs and expenses of operating the Seabrook Project or owning an interest therein, such as certain insurance and decommissioning costs, are subject to increase or retroactive adjustment based on factors beyond BayCorp's or Great Bay's control. The cost of disposing of Unit 2 of the Seabrook Project is not known at this time. These various costs and expenses may adversely affect Great Bay, possibly materially.

     Extensive Government Regulation. The Seabrook Project is subject to extensive regulation by federal and state agencies. In particular, the Seabrook Project and Great Bay as part owner of a licensed nuclear facility, are subject to the broad jurisdiction of the NRC, which is empowered to authorize the siting, construction and operation of nuclear reactors after consideration of public health and safety, environmental and antitrust matters. Great Bay is also subject to the jurisdiction of the FERC and, as a result, is required to file with FERC all contracts for the sale of electricity. FERC has the authority to suspend the rates at which Great Bay proposes to sell power, to allow such rates to go into effect subject to refund and to modify a proposed or existing rate if FERC determines that such rate is not "just and reasonable." FERC's jurisdiction also includes, among other things, the sale, lease, merger, consolidation or other disposition of facilities, interconnection of certain facilities, accounts, service and property records. Compliance with the various requirements of the NRC and FERC is expensive. Noncompliance with NRC requirements may result, among other things, in a shutdown of the Seabrook Project.

     The NRC has promulgated a broad range of regulations affecting all aspects of the design, construction and operation of a nuclear facility, such as the Seabrook Project, including performance of nuclear safety systems, fire protection, emergency response planning and notification systems, insurance and quality assurance. The NRC retains authority to modify, suspend or withdraw operating licenses, such as that pursuant to which the Seabrook project operates, at any time that conditions warrant. The NRC might order Seabrook Unit 1 shut down (i) if flaws were discovered in the construction or operation of Seabrook Unit 1, (ii) if problems developed with respect to other nuclear generating plants of a design and construction similar to Unit 1, or (iii) if accidents at other nuclear facilities suggested that nuclear generating plants generally were less safe than previously believed.

     Great Bay is also subject to the New Hampshire public utility law and regulations of the NHPUC which affect, among other things, the issuance of securities, transfer of utility property and contacts with affiliates as

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well as the sale, lease, merger, consolidation or other disposition of facilities. The NHPUC does not regulate wholesale electricity rates.

     Risk of Nuclear Accident. Nuclear reactors have been used to generate electric power for more than 30 years and there are currently more than 100 nuclear reactors used for electric power generation in the United States. Although the safety record of such nuclear reactors in the United States generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere, including the well-publicized incidents at Three Mile Island in Pennsylvania and Chernobyl in the former Soviet Union. The consequences of such an accident can be severe, including loss of life and property damage, and the available insurance coverage may not be sufficient to pay all the damages incurred.

     Public Controversy Concerning Nuclear Power Plants. Substantial controversy has existed for some time concerning nuclear generating plants and over the years such opposition has led to construction delays, cost overruns, licensing delays, demonstrations and other difficulties. The Seabrook Project was the subject of significant public controversy during its construction and licensing and remains controversial. An increase in public concerns regarding the Seabrook Project or nuclear power in general could adversely affect the operating license of Seabrook Unit 1. While Great Bay cannot predict the ultimate effect of such controversy, it is possible that it could result in a premature shutdown of the unit.

     Waste Disposal; Decommissioning Cost. There has been considerable public concern and regulatory attention focused upon the disposal of low- and high-level nuclear wastes produced at nuclear facilities and the ultimate decommissioning of such facilities. As to waste disposal concerns, both the federal government and the State of New Hampshire are currently delinquent in the performance of their statutory obligations. See "Business -- Nuclear Waste Disposal." In April 1995, a privately owned facility in Utah was approved as a disposal facility for certain types of LLW. Additionally, the Barnwell, South Carolina disposal facility was reopened in July 1995 to all states except North Carolina as a result of legislation passed by the South Carolina legislature. The Seabrook Project began shipping certain LLW to the Utah facility in December 1995. All LLW generated by the Seabrook Project which exceeds the maximum radioactivity level of LLW accepted by the Utah facility is stored on-site at the Seabrook facility. Based on information provided by NAESCO, management believes that the on-site storage capacity for LLW generated by the Seabrook Project is adequate until at least 2006.

     As to decommissioning, the NRC regulations require that upon permanent shutdown of a nuclear facility, appropriate arrangements for full decontamination and decommissioning of the facility be made. These regulations include a requirement to set aside during operation sufficient funds to defray decommissioning costs. While the owners of the Seabrook Project are accumulating a trust fund to defray decommissioning costs, these costs could substantially exceed the value of the trust fund, and the owners (including Great Bay) would remain liable for the excess. Moreover, the amount that is required to be deposited in the trust fund is subject to periodic review and adjustment by an independent commission of the State of New Hampshire, which could result in material increases in such amounts.

     In January 1997, the NRC issued a temporary exemption related to Great Bay's status as an "electric utility" as defined in the NRC's regulations. In the exemption, the NRC staff stated that it believes that Great Bay currently does not satisfy the NRC definition of "electric utility." If Great Bay is an "electric utility," then the NRC decommissioning requirements are satisfied by Great Bay making monthly payments into the decommissioning trust fund. If Great Bay is not an "electric utility," the NRC can require that Great Bay provide a surety bond or other allowable decommissioning funding mechanisms. A review of Great Bay's status as an "electric utility" by the NRC is currently in process, which may materially and adversely affect Great Bay's liquidity.

     Intense Competition. Great Bay sells its share of Seabrook Project electricity primarily into the Northeast United States wholesale electricity market. There are a large number of suppliers to this market and competition is intense. A primary source of competition comes from traditional utilities, many of which presently have excess capacity. In addition, non-utility wholesale generators of electricity, such as IPPs, QFs and EWGs, as well as power marketers and brokers, actively sell electricity in this market. Great Bay may face increased competition, primarily based on price, from all sources in the future.

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     Risk Related to Holding Company.  In contrast with Great Bay, the activities of BayCorp will not be subject to the extensive government regulation related to public utilities and licensed nuclear facilities. Thus, BayCorp will not receive the benefit of the scrutiny by federal and state agencies that Great Bay receives. In addition, BayCorp may pursue activities with a greater business risk than those associated with a regulated entity such as Great Bay. Depending on the success of any new activities that BayCorp determines to pursue, it is possible that BayCorp's earnings per share and dividends, if any, might be lower than if BayCorp did not pursue such activities.